# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aadi Bioscience, Inc., CIK 0001422142
CUSIP: 00032Q104
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 17383 Sunset Boulevard, Suite A250, Pacific Palisades, California (CA), 90272
Date of event which requires filing of this statement: 03/04/2025
Amends the filing with accession number 0000950170-24-139724
Filed by CIK 0001878692
Persons authorized to receive notices and communications: Neil Desai, 17383 Sunset Boulevard, Suite A250, Pacific Palisades, California (CA), 90272, (424) 744-8055

## Reporting persons
- Neil Desai (CIK 0001878692): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 461,700; shared voting power 1,811,241; sole dispositive power 461,700; shared dispositive power 2,272,941; aggregate amount beneficially owned 2,272,941 (4.9% of the class)
  Comment: (1) Consists of 461,700 shares of Common Stock issuable upon exercise of options exercisable within 60 days of March 4, 2025, subject to Dr. Desai's continued service through each vesting date.
  
  (2) Consists of 639,698 shares of Common Stock directly owned by the Anishka Irrevocable 2016 Trust dated October 19, 2016 (the "Anishka Irrevocable Trust") and 1,171,543 shares of Common Stock directly owned by Neil Prafulla Desai, Trustee of the Anishka Family Trust (the "Anishka Family Trust"). Dr. Desai and his spouse share voting and dispositive power over the shares held by the Anishka Irrevocable Trust and the Anishka Family Trust and each of Dr. Desai and his spouse is a trustee of the Anishka Irrevocable Trust and the Anishka Family Trust.
  
  (3) Based on the quotient obtained by dividing (a) the aggregate number of shares of Common Stock beneficially owned by Dr. Desai by (b) the sum of (i) 46,294,912 shares of Common Stock outstanding as of March 4, 2025, based on information provided to Dr. Desai by the Issuer, and (ii) 461,700 shares of Common Stock issuable upon exercise of options exercisable within 60 days of March 4, 2025 held by Dr. Desai. The aggregate number of shares of Common Stock beneficially owned by Dr. Desai as set forth in clauses "(a)" and "(b)" of this footnote are treated as outstanding shares of Common Stock only for the purpose of computing the percentage ownership of Dr. Desai.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: Aadi Bioscience, Inc.
Address of issuer's principal executive offices: 17383 Sunset Boulevard, Suite A250, Pacific Palisades, California (CA), 90272
Comment: This Amendment No. 4 ("Amendment No. 4") amends the Statement of Beneficial Ownership on Schedule 13D, filed with the Securities and Exchange Commission (the "Commission") by Neil Desai on September 8, 2021 (the "Schedule 13D"), which was previously amended by Amendment No. 1, as filed with the Commission on January 17, 2023, Amendment No. 2, as filed with the Commission on October 1, 2024, and Amendment No. 3, as filed with the Commission on December 23, 2024, with respect to the shares of Common Stock of the Issuer. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D, which remains unchanged.

## Item 5. Interest in Securities of the Issuer
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On March 4, 2025, the Issuer issued and sold 21,592,000 shares of the Issuer's common stock in a private placement "PIPE Financing," which was previously disclosed on December 19, 2024 and approved by the Issuer's stockholders at a special meeting on February 28, 2025. As a result, Dr. Desai ceased to be the beneficial owner of more than five percent of the shares of Common Stock of the Issuer.

## Signatures
- Neil Desai: /s/ Neil Desai, Neil Desai (03/06/2025)